Exhibit 99.2

# Government Properties Income Trust

*Stevens Center , Richland, WA*
*Square Feet: 140,152*
*Tenant: U.S. Department of Energy*

# Third Quarter 2015
## *Supplemental Operating and Financial Data*

*All amounts in this report are unaudited.*

GOV LISTED NYSE



# TABLE OF CONTENTS



**TABLE OF CONTENTS**

# WARNING CONCERNING FORWARD LOOKING STATEMENTS



THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR ACQUISITIONS AND SALES OF PROPERTIES,

- OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,

- THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, RENEW LEASES, ENTER INTO NEW LEASES, NOT EXERCISE EARLY TERMINATION OPTIONS PURSUANT TO THEIR LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS OR GOVERNMENT BUDGET CONSTRAINTS,

- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,

- OUR EXPECTATION THAT WE WILL BENEFIT FINANCIALLY FROM OUR OWNERSHIP INTEREST IN SELECT INCOME REIT, OR SIR,

- OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,

- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,

- OUR EXPECTATION THAT THERE WILL BE OPPORTUNITIES FOR US TO ACQUIRE, AND THAT WE WILL ACQUIRE, ADDITIONAL PROPERTIES THAT ARE MAJORITY LEASED TO GOVERNMENT TENANTS,

- OUR EXPECTATIONS REGARDING DEMAND FOR LEASED SPACE BY THE U.S. GOVERNMENT AND STATE AND LOCAL GOVERNMENTS,

- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,

- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,

- OUR ABILITY TO APPROPRIATELY BALANCE OUR DEBT AND EQUITY CAPITAL,

- OUR CREDIT RATINGS,

- THE CREDIT QUALITIES OF OUR TENANTS,

- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT, AND

- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, NORMALIZED FUNDS FROM OPERATIONS, OR NORMALIZED FFO, NET OPERATING INCOME, OR NOI, CASH BASIS NOI, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, EBITDA AS ADJUSTED, OR ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS,

- COMPETITION WITHIN THE REAL ESTATE INDUSTRY, PARTICULARLY WITH RESPECT TO THOSE MARKETS IN WHICH OUR PROPERTIES ARE LOCATED AND WITH RESPECT TO GOVERNMENT LEASED PROPERTIES,

- THE IMPACT OF CHANGES IN THE REAL ESTATE NEEDS AND FINANCIAL CONDITIONS OF THE U.S. GOVERNMENT AND STATE AND LOCAL GOVERNMENTS,

- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,
.
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, THE RMR GROUP LLC (FORMERLY KNOWN AS REIT MANAGEMENT & RESEARCH LLC), OR RMR LLC, THE RMR GROUP INC. (FORMERLY KNOWN AS REIT MANAGEMENT & RESEARCH INC.), OR RMR INC., SIR, AIC AND THEIR RELATED PERSONS AND ENTITIES,

- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES, AND

- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.

FOR EXAMPLE:

- OUR ABILITY TO MAKE PAYMENTS OF PRINCIPAL AND INTEREST ON OUR INDEBTEDNESS AND TO MAKE FUTURE DISTRIBUTIONS TO OUR SHAREHOLDERS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS, THE CAPITAL COSTS WE INCUR TO LEASE OUR PROPERTIES AND OUR RECEIPT OF DISTRIBUTIONS FROM SIR. WE MAY BE UNABLE TO PAY OUR DEBT OBLIGATIONS OR TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR COMMON SHARES AND FUTURE DISTRIBUTIONS MAY BE REDUCED OR ELIMINATED,

- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE DISTRIBUTIONS TO OUR SHAREHOLDERS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND LEASE THEM FOR RENTS, LESS PROPERTY OPERATING EXPENSES, THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING OR LEASE TERMS FOR NEW PROPERTIES,



# WARNING CONCERNING FORWARD LOOKING STATEMENTS (continued)

:

- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO OBTAIN NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,
- SOME GOVERNMENT TENANTS MAY EXERCISE THEIR RIGHTS TO VACATE THEIR SPACE BEFORE THE STATED EXPIRATION OF THEIR LEASES, AND WE MAY BE UNABLE TO OBTAIN NEW TENANTS TO MAINTAIN THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,
- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE BECAUSE OF CHANGING MARKET CONDITIONS OR OTHERWISE,
- CONTINGENCIES IN OUR PENDING AND FUTURE ACQUISITION AND SALE AGREEMENTS MAY NOT BE SATISFIED AND OUR PENDING ACQUISITIONS AND SALES MAY NOT OCCUR, MAY BE DELAYED OR THE TERMS OF SUCH TRANSACTIONS MAY CHANGE,
- WE ARE MARKETING TWO OFFICE PROPERTIES WITH AN AGGREGATE NET BOOK VALUE OF $15.4 MILLION FOR SALE. WE MAY ELECT NOT TO SELL THESE PROPERTIES AND THERE CAN BE NO ASSURANCE THAT WE WILL COMPLETE A SALE OF EITHER OF THESE PROPERTIES OR THAT ANY SUCH SALE WOULD REALIZE NET PROCEEDS IN AN AMOUNT AT LEAST EQUAL TO OUR BOOK VALUES OF THESE PROPERTIES,
- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR UNSECURED REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CREDIT FACILITY CONDITIONS THAT WE MAY BE UNABLE TO SATISFY,
- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY AND OTHER FLOATING RATE CREDIT FACILITIES WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH SUCH FACILITIES,
- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,
- THE MAXIMUM BORROWING AVAILABILITY UNDER OUR REVOLVING CREDIT FACILITY AND TERM LOANS MAY BE INCREASED TO UP TO $2.5 BILLION ON A COMBINED BASIS IN CERTAIN CIRCUMSTANCES; HOWEVER, INCREASING THE MAXIMUM BORROWING AVAILABILITY UNDER OUR REVOLVING CREDIT FACILITY AND TERM LOANS IS SUBJECT TO OUR OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,
- WE HAVE THE OPTION TO EXTEND THE MATURITY DATE OF OUR REVOLVING CREDIT FACILITY UPON PAYMENT OF A FEE AND MEETING CERTAIN OTHER CONDITIONS. HOWEVER, THE APPLICABLE CONDITIONS MAY NOT BE MET,
- WE BELIEVE THAT OUR RELATIONSHIPS WITH OUR RELATED PARTIES, INCLUDING RMR LLC, RMR INC., SIR, AIC AND OTHERS AFFILIATED WITH THEM MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE,
- THE MARGINS USED TO DETERMINE THE INTEREST RATE PAYABLE ON OUR REVOLVING CREDIT FACILITY AND TERM LOANS AND THE FACILITY FEE PAYABLE ON OUR REVOLVING CREDIT FACILITY ARE BASED ON OUR CREDIT RATINGS. FUTURE CHANGES IN OUR CREDIT RATINGS MAY CAUSE THE INTEREST AND FEES WE PAY TO CHANGE,
- SIR MAY REDUCE THE AMOUNT OF ITS DISTRIBUTIONS TO ITS SHAREHOLDERS, INCLUDING US, AND
- WE MAY BE UNABLE TO SELL OUR SIR COMMON SHARES FOR AN AMOUNT EQUAL TO OUR CARRYING VALUE OF THOSE SHARES AND ANY SUCH SALE MAY BE AT A DISCOUNT TO MARKET PRICE BECAUSE OF THE LARGE SIZE OF OUR SIR HOLDINGS OR OTHERWISE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS CHANGES IN GOVERNMENT TENANTS' NEEDS FOR LEASED SPACE, ACTS OF TERRORISM, NATURAL DISASTERS OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

# CORPORATE INFORMATION





*One Memphis Place , Memphis, TN*
*Square Feet: 204,694*
*Primary Tenant: U.S. Department of Justice*



**COMPANY PROFILE**

**The Company:**

Government Properties Income Trust, or GOV, we or us, is a real estate investment trust, or REIT, which primarily owns properties located throughout the United States that are majority leased to government tenants. The majority of our properties are office buildings. As of September 30, 2015, we also own 24.9 million common shares, or approximately 27.9%, of the outstanding common shares of Select Income REIT (NYSE: SIR), or SIR, a publicly traded REIT that primarily owns and invests in single tenant properties throughout the United States and leased lands in Hawaii. We have been investment grade rated since 2010, and we are included in the S&P Small Cap 600 Index, the Russell 2000® stock index and the MSCI US REIT index.

**Management:**

GOV is managed by The RMR Group. The RMR Group was founded in 1986 to invest in real estate and manage real estate related businesses. The RMR Group's business primarily consists of providing management services to four publicly traded real estate investment trusts, or REITs, and three real estate operating companies. Since its founding, The RMR Group has substantially grown the amount of real estate assets under management and the number of real estate and operating businesses it manages. As of September 30, 2015, The RMR Group had $22.1 billion of real estate assets under management, including more than 1,300 properties. In addition to managing GOV, The RMR Group also manages Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings, and SIR. The RMR Group also provides management services to Five Star Quality Care, Inc., a publicly traded senior living and healthcare services company which is a tenant of SNH and manages certain of SNH's senior living communities, and to TravelCenters of America LLC, a publicly traded operator of travel centers and convenience stores and which is a tenant of HPT. The RMR Group also provides management services to its affiliate, Sonesta International Hotels Corporation, which is one of HPT's hotel managers; another affiliate of The RMR Group, RMR Advisors LLC (formerly known as RMR Advisors, Inc.), is the investment manager of a publicly traded mutual fund which principally invests in securities of unaffiliated real estate companies. We believe that being managed by The RMR Group is a competitive advantage for GOV because of The RMR Group's depth of management and experience in the real estate industry. We also believe The RMR Group provides management services to GOV at costs that are lower than we would have to pay for similar quality services.

**Corporate Headquarters:**

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 219-1440
(f) (617) 219-1441

**Stock Exchange Listing:**

New York Stock Exchange

**Trading Symbol:**

Common Shares – GOV

**Issuer Ratings:**

Moody's – Baa3
Standard & Poor's – BBB-

**Portfolio Data (as of 9/30/2015)[1]:**

| | |
|---|---|
| Total properties | 71 (91 buildings) |
| Total sq. ft. (000s) | 10,701 |
| Percent leased | 93.5% |

[1] Excludes one property (one building) classified as discontinued operations as of September 30, 2015.

# INVESTOR INFORMATION



## Board of Trustees

Barbara D. Gilmore
*Independent Trustee*

John L. Harrington
*Independent Trustee*

Jeffrey P. Somers
*Independent Trustee*

Adam D. Portnoy
*Managing Trustee*

Barry M. Portnoy
*Managing Trustee*

## Senior Management

David M. Blackman
*President and Chief Operating Officer*

Mark L. Kleifges
*Treasurer and Chief Financial Officer*

## Contact Information

**Investor Relations**
Government Properties Income Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 219-1440
(f) (617) 796-8267
(e-mail) info@govreit.com
(website) www.govreit.com

**Inquiries**
Financial inquiries should be directed to Mark L. Kleifges,
Treasurer and Chief Financial Officer, at (617) 219-1440
or mkleifges@govreit.com.

Investor and media inquiries should be directed to
Olivia Snyder, Investor Relations Analyst, at (617) 796-8346 or
osnyder@govreit.com.

# RESEARCH COVERAGE



## Equity Research Coverage

**Bank of America Merrill Lynch Research**
James Feldman
James.Feldman@baml.com
(646) 855-5808

**JMP Securities**
Mitch Germain
Mgermain@jmpsecurities.com
(212) 906-3546

**RBC Capital Markets**
Mike Carroll
Michael.Carroll@rbccm.com
(440) 715-2649

**Jefferies & Company, Inc.**
Jonathan Petersen
jpetersen@jefferies.com
(212) 284-1705

**Morgan Stanley**
Vance Edelson
Vance.Edelson@morganstanley.com
(212) 761-0078

**Wells Fargo Securities**
Brendan Maiorana
Brendan.Maiorana@wellsfargo.com
(443) 263-6516

## Rating Agencies

**Moody's Investors Service**
Lori Marks
Lori.marks@moodys.com
(212) 553-1653

**Standard & Poor's**
Michael Souers
michael.souers@standardandpoors.com
(212) 438-2508

*GOV is followed by the analysts and its credit is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding GOV's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of GOV or its management. GOV does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.*

# FINANCIAL INFORMATION



*South Vinnell Way, Boise, ID*
*Square Feet: 180,952*
*Primary Tenants: U.S. Department of Homeland*
*Security and U.S. Natural Resource Center*

# KEY FINANCIAL DATA



(dollar and share amounts in thousands, except per share data)

| | As of and for the Three Months Ended | | | | |
|---|---|---|---|---|---|
| | 9/30/2015 | 6/30/2015 | 3/31/2015 | 12/31/2014 | 9/30/2014 |
| **Shares Outstanding:** | | | | | |
| Common shares outstanding (at end of period) | 71,126 | 71,084 | 70,360 | 70,349 | 70,338 |
| Weighted average common shares outstanding - basic | 71,004 | 70,485 | 70,266 | 70,254 | 65,481 |
| Weighted average common shares outstanding - diluted[1] | 71,021 | 70,485 | 70,266 | 70,343 | 65,567 |
| | | | | | |
| **Common Share Data:** | | | | | |
| Price at end of period | $ 16.00 | $ 18.55 | $ 22.85 | $ 23.01 | $ 21.91 |
| High during period | $ 19.34 | $ 23.15 | $ 23.80 | $ 23.64 | $ 25.68 |
| Low during period | $ 15.10 | $ 18.40 | $ 22.11 | $ 21.71 | $ 21.84 |
| Annualized dividends paid per share during period | $ 1.72 | $ 1.72 | $ 1.72 | $ 1.72 | $ 1.72 |
| Annualized dividend yield (at end of period) | 10.8% | 9.3% | 7.5% | 7.5% | 7.9% |
| Annualized Normalized FFO[2] multiple (at end of period) | 6.8x | 7.7x | 9.8x | 9.9x | 9.0x |
| Annualized property net operating income (NOI)[3] and dividends received from SIR common shares / total market capitalization | 8.0% | 7.6% | 7.6% | 7.5% | 7.7% |
| | | | | | |
| **Market Capitalization:** | | | | | |
| Total debt (book value) | $ 1,149,411 | $ 1,142,103 | $ 1,139,104 | $ 1,085,117 | $ 1,070,632 |
| Plus: market value of common shares (at end of period) | 1,138,016 | 1,318,608 | 1,607,726 | 1,618,730 | 1,541,106 |
| Total market capitalization | $ 2,287,427 | $ 2,460,711 | $ 2,746,830 | $ 2,703,847 | $ 2,611,738 |
| Total debt / total market capitalization | 50.2% | 46.4% | 41.5% | 40.1% | 41.0% |
| | | | | | |
| **Book Capitalization:** | | | | | |
| Total debt | $ 1,149,411 | $ 1,142,103 | $ 1,139,104 | $ 1,085,117 | $ 1,070,632 |
| Plus: total shareholders' equity | 1,013,444 | 1,027,243 | 1,234,202 | 1,297,449 | 1,313,332 |
| Total book capitalization | $ 2,162,855 | $ 2,169,346 | $ 2,373,306 | $ 2,382,566 | $ 2,383,964 |
| Total debt / total book capitalization | 53.1% | 52.6% | 48.0% | 45.5% | 44.9% |

(1)  Represents weighted average common shares outstanding adjusted to include unvested common shares issued under our equity compensation plan, if the effect is dilutive.
(2)  See Exhibit C for the calculation of FFO, and Normalized FFO and a reconciliation of net income (loss) determined in accordance with U.S. generally accepted accounting principles, or GAAP, to those amounts.
(3)  See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income (loss) determined in accordance with GAAP.

# KEY FINANCIAL DATA



(dollar amounts in thousands, except per share data)

| | As of and for the Three Months Ended | | | | |
|---|---|---|---|---|---|
| | 9/30/2015 | 6/30/2015 | 3/31/2015 | 12/31/2014 | 9/30/2014 |
| **Selected Balance Sheet Data:** | | | | | |
| Total assets | $ 2,227,038 | $ 2,237,575 | $ 2,414,927 | $ 2,427,615 | $ 2,429,718 |
| Total liabilities | $ 1,213,594 | $ 1,210,332 | $ 1,180,725 | $ 1,130,166 | $ 1,116,386 |
| Gross book value of real estate assets [1] and market value of SIR common shares [2] | $ 2,398,717 | $ 2,432,229 | $ 2,542,303 | $ 2,472,256 | $ 2,456,321 |
| Total debt / gross book value of real estate assets [1] and market value of SIR common shares [2] | 47.9% | 47.0% | 44.8% | 43.9% | 43.6% |
| **Selected Income Statement Data:** | | | | | |
| Rental income | $ 62,092 | $ 62,113 | $ 62,659 | $ 64,625 | $ 64,158 |
| NOI [3] | $ 36,882 | $ 38,248 | $ 38,468 | $ 40,548 | $ 40,119 |
| NOI margin [4] | 59.4% | 61.6% | 61.4% | 62.7% | 62.5% |
| Adjusted EBITDA [5] | $ 45,821 | $ 43,432 | $ 48,379 | $ 46,969 | $ 46,802 |
| Net income (loss) [6] | $ 16,911 | $ (191,163) | $ (33,370) | $ 14,114 | $ 12,622 |
| Normalized FFO [7] | $ 41,903 | $ 42,403 | $ 40,789 | $ 40,707 | $ 39,792 |
| Common distributions paid | $ 30,566 | $ 30,256 | $ 30,252 | $ 30,246 | $ 23,544 |
| **Per Share Data:** | | | | | |
| Net income (loss) (basic and diluted) [6] | $ 0.24 | $ (2.71) | $ (0.47) | $ 0.20 | $ 0.19 |
| Normalized FFO (basic and diluted) [7] | $ 0.59 | $ 0.60 | $ 0.58 | $ 0.58 | $ 0.61 |
| Common distributions paid | $ 0.43 | $ 0.43 | $ 0.43 | $ 0.43 | $ 0.43 |
| Normalized FFO [7] payout ratio | 72.9% | 71.7% | 74.1% | 74.1% | 70.5% |
| **Coverage Ratios:** | | | | | |
| Adjusted EBITDA [5] / interest expense | 5.0x | 4.6x | 5.2x | 4.9x | 5.3x |
| Total debt / Annualized Adjusted EBITDA [5] | 6.3x | 6.6x | 5.9x | 5.8x | 5.7x |

(1) Gross book value of real estate assets is real estate properties at cost, plus certain acquisition costs, before purchase price allocations and less impairment writedowns, if any, and excludes properties classified as discontinued operations.

(2) As of September 30, 2015, we owned 24,918,421 common shares of SIR. The closing price of SIR's common shares on September 30, 2015 was $19.01 per share.

(3) See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income (loss) determined in accordance with GAAP.

(4) NOI margin is defined as NOI as a percentage of rental income. See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income (loss) determined in accordance with GAAP.

(5) See Exhibit B for the calculation of Adjusted EBITDA and a reconciliation of net income (loss) determined in accordance with GAAP to that amount. Adjustments were made to certain prior period amounts to conform to the current period Adjusted EBITDA calculation.

(6) Net loss for the three months ended June 30, 2015 includes a $203,297, or $2.88 per basic and diluted share, loss on impairment of our investment in SIR. Net loss for the three months ended March 31, 2015 includes a loss on issuance of shares by SIR of $40,655, or $0.58 per basic and diluted share, related to SIR's issuance of 28.4 million common shares in connection with its acquisition of Cole Corporate Income Trust, Inc. in January 2015.

(7) See Exhibit C for the calculation of FFO and Normalized FFO and a reconciliation of those amounts to net income (loss) determined in accordance with GAAP.

# CONDENSED CONSOLIDATED BALANCE SHEETS



(dollar amounts in thousands, except share data)

| | September 30, 2015 | December 31, 2014 |
|---|---|---|
| **ASSETS** | | |
| Real estate properties: | | |
| Land | $ 253,058 | $ 254,008 |
| Buildings and improvements | 1,433,993 | 1,428,472 |
| Total real estate properties, gross | 1,687,051 | 1,682,480 |
| Accumulated depreciation | (246,191) | (219,791) |
| Total real estate properties, net | 1,440,860 | 1,462,689 |
| | | |
| Equity investment in Select Income REIT | 511,872 | 680,137 |
| Assets of discontinued operations | 12,463 | 13,165 |
| Assets of property held for sale | 3,079 | 32,797 |
| Acquired real estate leases, net | 125,898 | 150,080 |
| Cash and cash equivalents | 11,306 | 13,791 |
| Restricted cash | 1,330 | 2,280 |
| Rents receivable, net | 40,923 | 36,239 |
| Deferred leasing costs, net | 12,616 | 11,450 |
| Deferred financing costs, net | 10,587 | 12,782 |
| Other assets, net | 56,104 | 12,205 |
| Total assets | $ 2,227,038 | $ 2,427,615 |
| | | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Unsecured revolving credit facility | $ 114,000 | $ - |
| Unsecured term loans | 550,000 | 550,000 |
| Senior unsecured notes, net of discount | 347,842 | 347,423 |
| Mortgage notes payable, including premiums | 137,569 | 187,694 |
| Liabilities of discontinued operations | 95 | 150 |
| Liabilities of property held for sale | 35 | 343 |
| Accounts payable and other liabilities | 48,747 | 26,471 |
| Due to related persons | 1,793 | 2,161 |
| Assumed real estate lease obligations, net | 13,513 | 15,924 |
| Total liabilities | 1,213,594 | 1,130,166 |
| | | |
| Commitments and contingencies | | |
| | | |
| Shareholders' equity: | | |
| Common shares of beneficial interest, $.01 par value: 100,000,000 shares authorized, | | |
| 71,126,308 and 70,349,227 shares issued and outstanding, respectively | 711 | 703 |
| Additional paid in capital | 1,472,480 | 1,457,631 |
| Cumulative net income | 40,825 | 248,447 |
| Cumulative other comprehensive income (loss) | (129) | 37 |
| Cumulative common distributions | (500,443) | (409,369) |
| Total shareholders' equity | 1,013,444 | 1,297,449 |
| Total liabilities and shareholders' equity | $ 2,227,038 | $ 2,427,615 |

# CONDENSED CONSOLIDATED STATEMENTS OF INCOME



(dollars and share amounts in thousands, except per share data)

|  | For the Three Months Ended | | For the Nine Months Ended | |
|---|---|---|---|---|
|  | 9/30/2015 | 9/30/2014 | 9/30/2015 | 9/30/2014 |
| Rental income [1] | $ 62,092 | $ 64,158 | $ 186,864 | $ 186,406 |
| Expenses: | | | | |
| Real estate taxes | 7,735 | 7,027 | 22,819 | 21,005 |
| Utility expenses | 5,194 | 5,327 | 13,788 | 15,072 |
| Other operating expenses | 12,281 | 11,685 | 36,659 | 33,586 |
| Depreciation and amortization | 17,161 | 17,636 | 51,675 | 49,254 |
| Loss on impairment of real estate | - | 1,616 | - | 1,616 |
| Acquisition related costs | 270 | 110 | 459 | 1,290 |
| General and administrative | 3,714 | 4,329 | 11,431 | 11,537 |
| Total expenses | 46,355 | 47,730 | 136,831 | 133,360 |
| Operating income | 15,737 | 16,428 | 50,033 | 53,046 |
| Interest and other income | 2 | 10 | 14 | 68 |
| Interest expense (including net amortization of debt premiums and discounts and deferred financing fees of $360, $373, $1,020 and $926, respectively) | (9,137) | (8,845) | (27,894) | (18,530) |
| Gain (loss) on early extinguishment of debt | 34 | (541) | 34 | (541) |
| Loss on issuance of shares by Select Income REIT | (21) | (39) | (42,145) | (39) |
| Loss on impairment of Select Income REIT investment | - | - | (203,297) | - |
| Income (loss) from continuing operations before income taxes and equity in earnings of investees | 6,615 | 7,013 | (223,255) | 34,004 |
| Income tax benefit (expense) | 13 | (7) | (49) | (130) |
| Equity in earnings of investees | 10,294 | 4,910 | 16,072 | 4,931 |
| Income (loss) from continuing operations | 16,922 | 11,916 | (207,232) | 38,805 |
| Income (loss) from discontinued operations | (11) | 706 | (390) | 3,615 |
| Net income (loss) | $ 16,911 | $ 12,622 | $ (207,622) | $ 42,420 |
| Weighted average common shares outstanding (basic) | 71,004 | 65,481 | 70,589 | 58,300 |
| Weighted average common shares outstanding (diluted) | 71,021 | 65,568 | 70,589 | 58,385 |
| Per common share amounts: | | | | |
| Income (loss) from continuing operations per common share (basic) | $ 0.24 | $ 0.18 | $ (2.94) | $ 0.67 |
| Income (loss) from continuing operations per common share (diluted) | $ 0.24 | $ 0.18 | $ (2.94) | $ 0.66 |
| Income (loss) from discontinued operations per common share (basic and diluted) | $ - | $ 0.01 | $ (0.01) | $ 0.06 |
| Net income (loss) per common share (basic and diluted) | $ 0.24 | $ 0.19 | $ (2.94) | $ 0.73 |
| Additional Data: | | | | |
| General and administrative expenses / rental income | 5.98% | 6.75% | 6.12% | 6.19% |
| General and administrative expenses / total assets (at end of period) | 0.17% | 0.18% | 0.51% | 0.47% |
| Non-cash straight line rent adjustments [1] | $ 613 | $ 1,135 | $ 2,820 | $ 3,378 |
| Lease value amortization included in rental income [1] | $ (298) | $ (225) | $ (862) | $ (630) |

[1] We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes expense reimbursements, tax escalations, parking revenues, service income and other fixed and variable charges paid to us by our tenants, as well as the net effect of non-cash amortization of intangible lease assets and liabilities.



# CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollar amounts in thousands)

| | For the Nine Months Ended | |
|---|---|---|
| | 9/30/2015 | 9/30/2014 |
| Cash flows from operating activities: | | |
| Net income (loss) | $ (207,622) | $ 42,420 |
| Adjustments to reconcile net income (loss) to cash provided by operating activities: | | |
| Depreciation | 29,115 | 28,134 |
| Net amortization of debt premiums and discounts and deferred financing fees | 1,020 | 926 |
| (Gain) loss on early extinguishment of debt | (34) | 541 |
| Straight line rental income | (2,820) | (3,346) |
| Amortization of acquired real estate leases | 21,771 | 20,294 |
| Amortization of deferred leasing costs | 1,387 | 1,505 |
| Other non-cash expenses | 1,288 | 1,719 |
| Loss on impairment of real estate | - | 1,616 |
| Increase in carrying value of asset held for sale | - | (2,344) |
| Net gain on sale of properties | - | (774) |
| Equity in earnings of investees | (16,072) | (4,931) |
| Loss on issuance of shares by Select Income REIT | 42,145 | 39 |
| Loss on impairment of Select Income REIT investment | 203,297 | - |
| Distributions of earnings from Select Income REIT | 18,850 | 7,509 |
| Change in assets and liabilities: | | |
| Restricted cash | 950 | (612) |
| Deferred leasing costs | (2,408) | (2,319) |
| Rents receivable | 456 | (2,082) |
| Other assets | (865) | (1,687) |
| Accounts payable and accrued expenses | (1,037) | 6,044 |
| Due to related persons | (368) | (611) |
| Net cash provided by operating activities | 89,053 | 92,041 |
| Cash flows from investing activities: | | |
| Real estate acquisitions and deposits | - | (56,351) |
| Real estate improvements | (9,746) | (13,942) |
| Investment in Select Income REIT | (95,821) | (689,969) |
| Investment in The RMR Group Inc. | (6,467) | - |
| Investment in Affiliates Insurance Company | - | (825) |
| Distributions in excess of earnings from Select Income REIT | 15,721 | 2,811 |
| Proceeds from sale of properties, net | 30,520 | 16,427 |
| Net cash used in investing activities | (65,793) | (741,849) |
| Cash flows from financing activities: | | |
| Repayment of mortgage notes payable | (48,476) | (1,635) |
| Proceeds from issuance of common shares, net | - | 349,789 |
| Proceeds from issuance of senior notes, net of discount | - | 347,217 |
| Proceeds from unsecured term loans | - | 500,000 |
| Repayment of unsecured term loans | - | (500,000) |
| Borrowings on unsecured revolving credit facility | 165,000 | 314,500 |
| Repayments on unsecured revolving credit facility | (51,000) | (287,000) |
| Financing fees | (21) | (5,189) |
| Repurchase of common shares | (174) | - |
| Distributions to common shareholders | (91,074) | (70,609) |
| Net cash (used in) provided by financing activities | (25,745) | 647,073 |
| Decrease in cash and cash equivalents | (2,485) | (2,735) |
| Cash and cash equivalents at beginning of period | 13,791 | 7,663 |
| Cash and cash equivalents at end of period | $ 11,306 | $ 4,928 |
| Supplemental cash flow information: | | |
| Interest paid | $ 30,107 | $ 15,533 |
| Income taxes paid | 143 | 126 |
| Non-cash investing activities: | | |
| Investment in The RMR Group Inc. paid in common shares | $ 13,545 | $ - |
| Real estate acquisition funded by the assumption of mortgage debt | $ - | $ (97,524) |
| Non-cash financing activities: | | |
| Assumption of mortgage debt | $ - | $ 97,524 |

# DEBT SUMMARY



As of September 30, 2015
(dollars in thousands)

| | Coupon Rate | Interest Rate [1] | Principal Balance [1] | Maturity Date | Due at Maturity | Years to Maturity |
|---|---|---|---|---|---|---|
| **Unsecured Floating Rate Debt:** | | | | | | |
| $750,000 unsecured revolving credit facility [2] [5] | 1.40% | 1.40% | $ 114,000 | 1/31/2019 | $ 114,000 | 3.3 |
| $300,000 unsecured term loan [3] [5] | 1.59% | 1.59% | 300,000 | 3/31/2020 | 300,000 | 4.5 |
| $250,000 unsecured term loan [4] [5] | 1.99% | 1.99% | 250,000 | 3/31/2022 | 250,000 | 6.5 |
| Total / weighted average | 1.71% | 1.71% | $ 664,000 | | $ 664,000 | 5.1 |
| **Unsecured Fixed Rate Debt:** | | | | | | |
| Senior unsecured notes due 2019 | 3.75% | 3.93% | $ 347,842 | 8/15/2019 | $ 350,000 | 3.9 |
| **Secured Fixed Rate Debt:** | | | | | | |
| Mortgage debt - Two buildings in Reston, VA | 5.55% | 3.50% | $ 83,878 | 4/1/2016 | $ 83,000 | 0.5 |
| Mortgage debt - One building in Landover, MD | 6.21% | 6.21% | 23,586 | 8/1/2016 | 23,296 | 0.8 |
| Mortgage debt - One building in Fairfax, VA | 5.88% | 5.88% | 14,215 | 8/11/2021 | 12,702 | 5.9 |
| Mortgage debt - One building in Tampa, FL | 7.00% | 5.15% | 9,291 | 3/1/2019 | 7,890 | 3.4 |
| Mortgage debt - One building in Lakewood, CO | 8.15% | 6.15% | 6,599 | 3/1/2021 | - | 5.4 |
| Total / weighted average | 5.92% | 4.45% | $ 137,569 | | $ 126,888 | 1.5 |
| Total / weighted average | 2.83% | 2.71% | $ 1,149,411 | | $ 1,140,888 | 4.3 |

(1) Includes the effect of unamortized fair value premiums related to certain assumed mortgage debt and unamortized original issue discount on senior unsecured notes.

(2) Borrowings under our $750,000 unsecured revolving credit facility bear interest at LIBOR plus a premium of 125 basis points. We also pay a facility fee of 25 basis points per annum on the total amount of lending commitments. Both the interest rate premium and facility fee are subject to adjustment based upon changes to our credit ratings. The coupon rate and interest rate listed above are as of September 30, 2015. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to January 31, 2020.

(3) The amount outstanding under our $300,000 term loan bears interest at LIBOR plus a premium of 140 basis points, subject to adjustment based on changes to our credit ratings. The coupon rate and interest rate listed above are as of September 30, 2015. Our $300,000 term loan is prepayable without penalty at any time.

(4) The amount outstanding under our $250,000 term loan bears interest at LIBOR plus a premium of 180 basis points, subject to adjustment based on changes to our credit ratings. The coupon rate and interest rate listed above are as of September 30, 2015. Our $250,000 term loan is prepayable at any time, subject to a prepayment premium on the amount outstanding of 2% until November 21, 2015 and 1% for the period November 22, 2015 to November 21, 2016. There is no premium due if prepaid after November 21, 2016.

(5) The maximum aggregate borrowing availability under the credit agreement governing our revolving credit facility and term loans may be increased to up to $2,500,000 on a combined basis in certain circumstances.



# DEBT MATURITY SCHEDULE

As of September 30, 2015

(dollars in thousands)

| Year | Unsecured Floating Rate Debt | | Unsecured Fixed Rate Debt[4] | | Secured Fixed Rate Debt[4] | Total[5] |
|---|---|---|---|---|---|---|
| 2015 | $ | - | $ | - | $        429 | $        429 |
| 2016 | | - | | - | 107,933 | 107,933 |
| 2017 | | - | | - | 1,549 | 1,549 |
| 2018 | | - | | - | 1,671 | 1,671 |
| 2019 | | 114,000 [1] | | 350,000 | 9,440 | 473,440 |
| 2020 | | 300,000 [2] | | - | 1,619 | 301,619 |
| 2021 | | - | | - | 13,229 | 13,229 |
| 2022 | | 250,000 [3] | | - | - | 250,000 |
| Total | $ | 664,000 | $ | 350,000 | $    135,870 | $  1,149,870 |
| | | | | | | |
| Percent of total debt | | 57.8% | | 30.4% | 11.8% | 100.0% |

(1) Represents amounts outstanding on our $750,000 unsecured revolving credit facility at September 30, 2015. Subject to meeting certain conditions and payment of a fee, we may extend the current maturity date of our unsecured revolving credit facility by one year to January 31, 2020.

(2) Represents the outstanding balance of our $300,000 unsecured term loan at September 30, 2015. We may prepay this term loan without penalty at any time.

(3) Represents the outstanding balance of our $250,000 unsecured term loan at September 30, 2015. We may prepay this term loan at any time, subject to a prepayment premium on the amount outstanding of 2% if prepaid prior to November 21, 2015, 1% if prepaid from November 22, 2015 to November 21, 2016, and none thereafter.

(4) Principal balances are the amounts actually payable pursuant to the applicable agreements. Our carrying values may differ from these amounts because of the effect of unamortized premiums and discounts related to these debts.

(5) Our total debt as of September 30, 2015, including unamortized premiums and discounts, was $1,149,411.

# LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS



| | As of and for the Three Months Ended | | | | |
|---|---|---|---|---|---|
| | 9/30/2015 | 6/30/2015 | 3/31/2015 | 12/31/2014 | 9/30/2014 |
| **Leverage Ratios:** | | | | | |
| Total debt / total market capitalization [1] | 50.2% | 46.4% | 41.5% | 40.1% | 41.0% |
| Total debt / total book capitalization [1] | 53.1% | 52.6% | 48.0% | 45.5% | 44.9% |
| Total debt / total assets [1] | 51.6% | 51.0% | 47.2% | 44.7% | 44.1% |
| Total debt [1] / gross book value of real estate assets [2] and market value of SIR common shares [3] | 47.9% | 47.0% | 44.8% | 43.9% | 43.6% |
| Secured debt [1] / total assets | 6.2% | 8.3% | 7.7% | 7.7% | 7.8% |
| **Coverage Ratios:** | | | | | |
| Adjusted EBITDA [4] / interest expense | 5.0x | 4.6x | 5.2x | 4.9x | 5.3x |
| Total debt [1] / Annualized Adjusted EBITDA [4] | 6.3x | 6.6x | 5.9x | 5.8x | 5.7x |
| **Public Debt Covenants:** | | | | | |
| Total debt / adjusted total assets - allowable maximum 60.0% | 46.7% | 45.8% | 44.1% | 43.0% | 42.9% |
| Secured debt / adjusted total assets - allowable maximum 40.0% | 5.5% | 7.3% | 7.1% | 7.3% | 7.4% |
| Consolidated income available for debt service / debt service - required minimum 1.50x | 5.4x | 5.0x | 5.0x | 4.9x | 5.2x |
| Total unencumbered assets to unsecured debt - required minimum 150.0% | 220.9% | 244.3% | 249.9% | 249.1% | 250.1% |

(1) Debt includes the effect of unamortized premiums and discounts.

(2) Gross book value of real estate assets is real estate properties at cost, plus certain acquisition costs, before purchase price allocations and less impairment writedowns, if any, and excludes properties classified as discontinued operations.

(3) As of September 30, 2015, we owned 24,918,421 common shares of SIR. The closing price of SIR's common shares on September 30, 2015 was $19.01 per share.

(4) See Exhibit B for the calculation of EBITDA and Adjusted EBITDA and a reconciliation of net income (loss) determined in accordance with GAAP to those amounts. Adjustments were made to certain prior period amounts to conform to the current period Adjusted EBITDA calculation.

# SUMMARY OF CAPITAL EXPENDITURES[1]



(dollars and sq. ft. in thousands, except per sq. ft. data)

| | For the Three Months Ended | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | 9/30/2015 | | 6/30/2015 | | 3/31/2015 | | 12/31/2014 | | 9/30/2014 |
| Tenant improvements [2] | $ | 2,213 | $ | 1,506 | $ | 1,320 | $ | 4,652 | $ | 1,861 |
| Leasing costs [3] | | 439 | | 1,786 | | 651 | | 538 | | 437 |
| Building improvements [4] | | 2,210 | | 1,193 | | 748 | | 1,944 | | 2,788 |
| Recurring capital expenditures | | 4,862 | | 4,485 | | 2,719 | | 7,134 | | 5,086 |
| Development, redevelopment and other activities [5] | | 946 | | 221 | | - | | 970 | | 168 |
| Total capital expenditures | $ | 5,808 | $ | 4,706 | $ | 2,719 | $ | 8,103 | $ | 5,254 |
| | | | | | | | | | | |
| Average sq. ft. during period [6] | | 10,700 | | 10,699 | | 10,868 | | 11,037 | | 11,004 |
| | | | | | | | | | | |
| Building improvements per average sq. ft. during period | $ | 0.21 | $ | 0.11 | $ | 0.07 | $ | 0.18 | $ | 0.25 |

(1)    Amounts exclude properties classified as discontinued operations.

(2)    Tenant improvements include capital expenditures used to improve tenants' space or amounts paid directly to tenants to improve their space.

(3)    Leasing costs include leasing related costs, such as brokerage commissions and tenant inducements.

(4)    Building improvements generally include expenditures to replace obsolete building components and expenditures that extend the useful life of existing assets.

(5)    Development, redevelopment and other activities generally include (i) major capital expenditures that are identified at the time of a property acquisition and incurred within a short time period after acquiring the property, and (ii) major capital expenditure projects that reposition a property or result in new sources of revenue.

(6)    Subject to modest changes when space is re-measured or re-configured for tenants.

# PROPERTY ACQUISITION AND DISPOSITION INFORMATION SINCE 1/1/2015

(dollars and sq. ft. in thousands, except per sq. ft. data)



### Acquisitions:

We have made no property acquisitions since January 1, 2015.

### Dispositions:

| Date Sold | City and State | Number of Properties | Number of Buildings | Sq. Ft. | Sale Price[1] |
|---|---|---|---|---|---|
| Feb-15 | Riverdale, MD | 1 | 1 | 338 | $ 30,600 |
| | | 1 | 1 | 338 | $ 30,600 |

[1] Represents the gross contract sale price and excludes closing costs.

# PORTFOLIO INFORMATION

*Turning Basin Business Park, Stockton, CA*
*Square Feet: 22,012*
*Tenant: U.S. Immigration and Customs Enforcement*





# PORTFOLIO SUMMARY[1]

As of September 30, 2015

| | Number of Properties | Number of Buildings | Sq. Ft.[2] | % Sq. Ft. | % Leased | % of Total Sq. Ft. Leased | % Rental Income Three Months Ended 9/30/2015 | % NOI Three Months Ended 9/30/2015[3] | % Cash Basis NOI Three Months Ended 9/30/2015[3] |
|---|---|---|---|---|---|---|---|---|---|
| Properties majority leased to the U.S. Government[4] | 47 | 61 | 7,342,535 | 68.6% | 95.5% | 70.1% | 68.2% | 71.3% | 70.9% |
| Properties majority leased to state governments | 18 | 24 | 2,597,708 | 24.3% | 95.5% | 24.8% | 24.9% | 22.5% | 22.6% |
| Property majority leased to the United Nations | 1 | 1 | 187,060 | 1.7% | 100.0% | 1.9% | 4.3% | 4.9% | 5.4% |
| Properties majority leased to non-government tenants | 3 | 3 | 509,388 | 4.8% | 64.1% | 3.2% | 2.5% | 1.4% | 1.2% |
| Other properties (currently vacant) | 2 | 2 | 64,273 | 0.6% | 0.0% | 0.0% | 0.1% | (0.1%) | (0.1%) |
| Total / Average | 71 | 91 | 10,700,964 | 100.0% | 93.5% | 100.0% | 100.0% | 100.0% | 100.0% |

(1)  Excludes one property (one building) classified as discontinued operations.
(2)  Subject to modest changes when space is re-measured or re-configured for tenants.
(3)  See Exhibit A for the calculation of NOI and Cash Basis NOI and a reconciliation of those amounts to net income (loss) determined in accordance with GAAP.
(4)  One property contains five buildings, of which two were vacant as of September 30, 2015.

# SUMMARY CONSOLIDATED AND SAME PROPERTY RESULTS - QUARTER



(dollars and sq. ft. in thousands)

| | Summary Consolidated Results [1] For the Three Months Ended | | Summary Same Property Results [2] For the Three Months Ended | |
|---|---|---|---|---|
| | 9/30/2015 | 9/30/2014 | 9/30/2015 | 9/30/2014 |
| Properties (end of period) | 71 | 72 | 70 | 70 |
| Total sq. ft. [3] | 10,701 | 11,037 | 10,634 | 10,633 |
| Percent leased [4] | 93.5% | 95.4% | 93.5% | 95.3% |
| Rental income [5] | $ 62,092 | $ 64,158 | $ 61,763 | $ 61,639 |
| NOI [6] | $ 36,882 | $ 40,119 | $ 36,665 | $ 38,656 |
| Cash Basis NOI [6] | $ 36,442 | $ 39,209 | $ 36,257 | $ 37,842 |
| NOI % margin [7] | 59.4% | 62.5% | 59.4% | 62.7% |
| Cash Basis NOI % margin [7] | 59.0% | 62.0% | 58.7% | 61.4% |
| NOI % change | (8.1%) | - | (5.2%) | - |
| Cash Basis NOI % change | (7.1%) | - | (4.2%) | - |

**Reconciliation of Consolidated NOI to Same Property NOI:**

| | | |
|---|---|---|
| Rental income | $ 62,092 | $ 64,158 |
| Operating expenses | (25,210) | (24,039) |
| Consolidated NOI [6] | 36,882 | 40,119 |
| Less: NOI of properties not included in same property results | (217) | (1,463) |
| Same property NOI | $ 36,665 | $ 38,656 |

**Calculation of Same Property Cash Basis NOI:**

| | | |
|---|---|---|
| Same Property NOI | $ 36,665 | $ 38,656 |
| Less: | | |
| Non-cash straight line rent adjustments included in rental income | (586) | (1,057) |
| Lease value amortization included in rental income | 298 | 243 |
| Non-cash amortization included in other operating expenses [8] | (120) | - |
| Same property cash basis NOI | $ 36,257 | $ 37,842 |

(1) Based on properties we owned as of September 30, 2015, excluding properties classified as discontinued operations.

(2) Based on properties we owned as of September 30, 2015 and which we owned continuously since July 1, 2014, excluding properties classified as discontinued operations.

(3) Subject to modest changes when space is re-measured or re-configured for tenants.

(4) Percent leased includes (i) space being fitted out for occupancy pursuant to our lease agreements, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants, if any, as of the measurement date.

(5) We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes expense reimbursements, tax escalations, parking revenues, service income and other fixed and variable charges paid to us by our tenants, as well as the net effect of non-cash amortization of intangible lease assets and liabilities.

(6) See Exhibit A for the calculation of NOI and Cash Basis NOI and a reconciliation of those amounts to net income (loss) determined in accordance with GAAP.

(7) NOI margin is defined as NOI as a percentage of rental income. Cash Basis NOI margin is defined as Cash Basis NOI as a percentage of cash basis rental income. Cash basis rental income excludes non-cash straight line rent adjustments as well as the net effect of non-cash amortization of intangible lease assets and liabilities.

(8) We recorded a liability for the amount by which the estimated fair value for accounting purposes exceeded the price we paid for our investment in RMR Inc. shares in June 2015. A portion of this liability is being amortized on a straight line basis over the 20 year life of the property management agreement with RMR LLC as a reduction to property management fees, which are included in other operating expenses.

# SUMMARY CONSOLIDATED AND SAME PROPERTY RESULTS – YEAR TO DATE



(dollars and sq. ft. in thousands)

| | Summary Consolidated Results [1] For the Nine Months Ended | | Summary Same Property Results [2] For the Nine Months Ended | |
| --- | --- | --- | --- | --- |
| | 9/30/2015 | 9/30/2014 | 9/30/2015 | 9/30/2014 |
| Properties (end of period) | 71 | 72 | 67 | 67 |
| Total sq. ft.[3] | 10,701 | 11,037 | 9,971 | 9,969 |
| Percent leased [4] | 93.5% | 95.4% | 93.1% | 95.0% |
| Rental income [5] | $ 186,864 | $ 186,406 | $ 170,948 | $ 172,494 |
| NOI [6] | $ 113,598 | $ 116,743 | $ 102,649 | $ 107,216 |
| Cash Basis NOI[6] | $ 111,515 | $ 113,995 | $ 100,997 | $ 104,823 |
| NOI % margin[7] | 60.8% | 62.6% | 60.0% | 62.2% |
| Cash Basis NOI % margin[7] | 60.3% | 62.1% | 59.1% | 60.8% |
| NOI % change | (2.7%) | - | (4.3%) | - |
| Cash Basis NOI % change | (2.2%) | - | (3.6%) | - |

**Reconciliation of Consolidated NOI to Same Property NOI:**

| | | | | |
| --- | --- | --- | --- | --- |
| Rental income | | | $ 186,864 | $ 186,406 |
| Operating expenses | | | (73,266) | (69,663) |
| Consolidated NOI [6] | | | 113,598 | 116,743 |
| Less:NOI of properties not included in same property results | | | (10,949) | (9,527) |
| Same property NOI | | | $ 102,649 | $ 107,216 |

**Calculation of Same Property Cash Basis NOI:**

| | | | | |
| --- | --- | --- | --- | --- |
| Same Property NOI | | | $ 102,649 | $ 107,216 |
| Less: | | | | |
| Non-cash straight line rent adjustments included in rental income | | | (2,283) | (3,023) |
| Lease value amortization included in rental income | | | 744 | 630 |
| Non-cash amortization included in other operating expenses [8] | | | (113) | - |
| Same property cash basis NOI | | | $ 100,997 | $ 104,823 |

(1)    Based on properties we owned as of September 30, 2015, excluding properties classified as discontinued operations.

(2)    Based on properties we owned as of September 30, 2015 and which we owned continuously since January 1, 2014, excluding properties classified as discontinued operations.

(3)    Subject to modest changes when space is re-measured or re-configured for tenants.

(4)    Percent leased includes (i) space being fitted out for occupancy pursuant to our lease agreements, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants, if any, as of the measurement date.

(5)    We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes expense reimbursements, tax escalations, parking revenues, service income and other fixed and variable charges paid to us by our tenants, as well as the net effect of non-cash amortization of intangible lease assets and liabilities.

(6)    See Exhibit A for the calculation of NOI and Cash Basis NOI and a reconciliation of those amounts to net income (loss) determined in accordance with GAAP.

(7)    NOI margin is defined as NOI as a percentage of rental income. Cash Basis NOI margin is defined as Cash Basis NOI as a percentage of cash basis rental income. Cash basis rental income excludes non-cash straight line rent adjustments as well as the net effect of non-cash amortization of intangible lease assets and liabilities.

(8)    We recorded a liability for the amount by which the estimated fair value for accounting purposes exceeded the price we paid for our investment in RMR Inc. shares in June 2015. A portion of this liability is being amortized on a straight line basis over the 20 year life of the property management agreement with RMR LLC as a reduction to property management fees, which are included in other operating expenses.

# OCCUPANCY AND LEASING SUMMARY[1]



(dollars and sq. ft. in thousands, except per sq. ft. data)

|  | As of and for the Three Months Ended | | | | |
|---|---|---|---|---|---|
|  | 9/30/2015 | 6/30/2015 | 3/31/2015 | 12/31/2014 | 9/30/2014 |
| Properties (end of period) | 71 | 71 | 71 | 72 | 72 |
| Total sq. ft. [2] | 10,701 | 10,699 | 10,699 | 11,037 | 11,037 |
| Percentage leased | 93.5% | 94.3% | 94.8% | 94.9% | 95.4% |
| **Leasing Activity (sq. ft.):** | | | | | |
| Government tenants | 155 | 274 | 8 | 164 | 140 |
| Non-government tenants | 52 | 42 | 75 | 34 | 28 |
| Total | 207 | 316 | 83 | 198 | 168 |
| **% Change in GAAP Rent [3]:** | | | | | |
| Government tenants | 17.4% | 1.7% | (12.1%) | 7.8% | 7.8% |
| Non-government tenants | 0.6% | 3.2% | (5.3%) | 5.8% | (31.4%) |
| Total | 10.7% | 1.9% | (6.3%) | 7.5% | (0.6%) |
| **Leasing Cost and Concession Commitments [4]:** | | | | | |
| Government tenants | $ 150 | $ 4,012 | $ 223 | $ 2,777 | $ 754 |
| Non-government tenants | 1,598 | 1,225 | 2,022 | 587 | 1,305 |
| Total | $ 1,748 | $ 5,237 | $ 2,245 | $ 3,364 | $ 2,059 |
| **Leasing Cost and Concession Commitments per Sq. Ft. [4]:** | | | | | |
| Government tenants | $ 0.96 | $ 14.63 | $ 27.29 | $ 16.94 | $ 5.37 |
| Non-government tenants | $ 30.55 | $ 29.26 | $ 27.03 | $ 17.27 | $ 47.58 |
| Total | $ 8.43 | $ 16.57 | $ 27.06 | $ 17.00 | $ 12.28 |
| **Weighted Average Lease Term by Sq. Ft. (years):** | | | | | |
| Government tenants | 2.4 | 11.7 | 5.0 | 5.6 | 5.2 |
| Non-government tenants | 6.0 | 6.2 | 7.8 | 4.5 | 7.7 |
| Total | 3.3 | 10.9 | 7.5 | 5.4 | 5.6 |
| **Leasing Cost and Concession Commitments per Sq. Ft. per Year:** | | | | | |
| Government tenants | $ 0.40 | $ 1.26 | $ 5.43 | $ 3.02 | $ 1.04 |
| Non-government tenants | $ 5.10 | $ 4.74 | $ 3.46 | $ 3.82 | $ 6.15 |
| Total | $ 2.56 | $ 1.52 | $ 3.59 | $ 3.13 | $ 2.20 |

(1) Excludes properties classified as discontinued operations.
(2) Subject to modest changes when space is re-measured or re-configured for tenants.
(3) Percent difference in prior rents charged for same space or, in the case of space acquired vacant, market rental rates for similar space in the building at the date of acquisition. Rents include estimated recurring expense reimbursements paid to us, exclude lease value amortization and are net of lease concessions.
(4) Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.

*The above leasing summary is based on leases entered into during the periods indicated.*

# LEASING ANALYSIS BY TENANT TYPE[1]



| Tenant Type | Sq. Ft. Leased As of 6/30/2015[2] | % of Sq. Ft. Leased as of 6/30/2015[2] | Sq. Ft. During the Three Months Ended 9/30/2015 | | | | Sq. Ft. Leased As of 9/30/2015[2] | % of Sq. Ft. Leased as of 9/30/2015[2] |
|---|---|---|---|---|---|---|---|---|
| | | | Leases Expired | Lease Renewals Executed | New Leases Executed | Acquisitions/ Dispositions | | |
| U.S. Government | 6,868,015 | 68.1% | (224,425) | 138,227 | - | - | 6,781,817 | 67.8% |
| State Government | 2,165,161 | 21.5% | (16,718) | 16,718 | - | - | 2,165,161 | 21.6% |
| United Nations | 187,060 | 1.9% | - | - | - | - | 187,060 | 1.9% |
| Non-government | 871,654 | 8.5% | (52,867) | 21,421 | 30,890 | - | 871,098 | 8.7% |
| | 10,091,890 | 100.0% | (294,010) | 176,366 | 30,890 | - | 10,005,136 | 100.0% |

(1) Excludes one property (one building) classified as discontinued operations.

(2) Rentable sq. ft. leased is pursuant to leases existing as of the measurement date and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease, if any, as of the measurement date. Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

# TENANT LIST[1]



As of September 30, 2015

| Tenant | Rentable Sq. Ft. [2] | % of Total Rentable Sq. Ft. [2] | % of Annualized Rental Income [3] |
|---|---|---|---|
| **U.S. Government:** | | | |
| 1 Citizenship and Immigration Services | 475,007 | 4.4% | 8.9% |
| 2 Internal Revenue Service | 1,041,806 | 9.7% | 8.8% |
| 3 U.S. Government [4] | 489,518 | 4.6% | 6.1% |
| 4 Federal Bureau of Investigation | 304,257 | 2.8% | 3.5% |
| 5 Department of Justice | 221,701 | 2.1% | 3.2% |
| 6 Department of Veterans Affairs | 295,172 | 2.8% | 2.9% |
| 7 Customs and Border Protection | 243,162 | 2.3% | 2.9% |
| 8 Centers for Disease Control | 287,890 | 2.7% | 2.5% |
| 9 Defense Intelligence Agency | 266,000 | 2.5% | 2.2% |
| 10 Department of Homeland Security | 121,089 | 1.1% | 1.9% |
| 11 Social Security Administration | 189,645 | 1.8% | 1.9% |
| 12 National Business Center | 212,996 | 2.0% | 1.9% |
| 13 National Park Service | 166,745 | 1.6% | 1.9% |
| 14 Department of Energy | 220,702 | 2.1% | 1.9% |
| 15 U.S. Courts | 115,366 | 1.1% | 1.8% |
| 16 Natural Resource Center | 150,551 | 1.4% | 1.4% |
| 17 Drug Enforcement Agency | 147,955 | 1.4% | 1.3% |
| 18 National Archives and Record Administration | 352,064 | 3.3% | 1.3% |
| 19 Department of Health and Human Services | 128,645 | 1.2% | 1.3% |
| 20 Bureau of Land Management | 154,280 | 1.4% | 1.1% |
| 21 Defense Nuclear Facilities Board | 58,931 | 0.6% | 1.0% |
| 22 U.S. Postal Service | 321,800 | 3.0% | 1.0% |
| 23 Bureau of the Fiscal Service | 98,073 | 0.9% | 0.9% |
| 24 Occupational Health and Safety Administration | 57,770 | 0.5% | 0.9% |
| 25 Military Entrance Processing Station | 56,931 | 0.5% | 0.8% |
| 26 Centers for Medicare and Medicaid Services | 78,361 | 0.7% | 0.8% |
| 27 Department of Housing and Urban Development | 88,559 | 0.8% | 0.7% |
| 28 Environmental Protection Agency | 43,232 | 0.4% | 0.6% |
| 29 Department of the Army | 228,108 | 2.1% | 0.6% |
| 30 Food and Drug Administration | 33,398 | 0.3% | 0.4% |
| 31 Department of Defense | 31,030 | 0.3% | 0.3% |
| 32 Bureau of Prisons | 51,138 | 0.5% | 0.3% |
| 33 Equal Employment Opportunity Commission | 19,409 | 0.2% | 0.2% |
| 34 Small Business Administration | 8,575 | 0.1% | 0.1% |
| 35 Executive Office for Immigration Review | 5,500 | 0.1% | 0.1% |
| 36 Department of State | 5,928 | 0.1% | 0.1% |
| 37 U.S. Coast Guard | 4,064 | 0.0% | 0.0% |
| 38 Department of Labor | 6,459 | 0.1% | 0.0% |
| Subtotal U.S. Government | 6,781,817 | 63.4% | 67.5% |

| Tenant | Rentable Sq. Ft. [2] | % of Total Rentable Sq. Ft. [2] | % of Annualized Rental Income [3] |
|---|---|---|---|
| **State Government:** | | | |
| 1 State of California - six agency occupants | 416,852 | 3.9% | 4.2% |
| 2 Commonwealth of Massachusetts - three agency occupants | 307,119 | 2.9% | 4.1% |
| 3 Commonwealth of Virginia - seven agency occupants | 255,241 | 2.4% | 2.4% |
| 4 State of Georgia - Department of Transportation | 293,035 | 2.7% | 2.3% |
| 5 State of New Jersey - one agency occupant | 173,189 | 1.6% | 2.0% |
| 6 State of Oregon - two agency occupants | 199,018 | 1.9% | 1.9% |
| 7 State of Washington - Social and Health Services | 111,908 | 1.0% | 1.1% |
| 8 State of Arizona - Arizona State University | 66,743 | 0.6% | 0.6% |
| 9 State of Minnesota - two agency occupants | 71,821 | 0.7% | 0.6% |
| 10 State of Maryland - two agency occupants | 84,674 | 0.7% | 0.6% |
| 11 State of South Carolina - four agency occupants | 121,561 | 0.8% | 0.5% |
| 12 State of New York - Department of Agriculture | 64,000 | 0.6% | 0.5% |
| Subtotal State Government | 2,165,161 | 20.2% | 20.7% |
| **The United Nations** | 187,060 | 1.7% | 4.6% |
| **153 Non-Government Tenants** | 871,098 | 8.2% | 7.2% |
| Subtotal Leased Rentable Square Feet | 10,005,136 | 93.5% | 100.0% |
| **Available for Lease** | 695,828 | 6.5% | -- |
| Total Rentable Square Feet | 10,700,964 | 100.0% | 100.0% |

(1) Amounts exclude one property (one building) classified as discontinued operations.

(2) Rentable sq. ft. is pursuant to leases existing as of September 30, 2015, and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased but is not occupied or is being offered for sublease, if any. Rentable sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

(3) Percentage of annualized rental income is calculated using annualized contractual base rents from our tenants pursuant to our lease agreements as of September 30, 2015, plus straight line rent adjustments and estimated recurring expense reimbursements to be paid to us, and excluding lease value amortization.

(4) Agency occupant cannot be disclosed.

# LEASE EXPIRATION SCHEDULE[1]



As of September 30, 2015
(dollars and sq. ft. in thousands)

| Year [2] | Number of Tenants Expiring | Sq. Ft. Expiring [3] | % of Sq. Ft. Expiring | Cumulative % of Sq. Ft. Expiring | Annualized Rental Income Expiring [4] | % of Annualized Rental Income Expiring | Cumulative % of Annualized Rental Income Expiring |
|---|---|---|---|---|---|---|---|
| 2015 | 14 | 185,047 | 1.8% | 1.8% | $ 4,264 | 1.8% | 1.8% |
| 2016 | 42 | 1,041,824 | 10.4% | 12.2% | 35,633 | 14.8% | 16.6% |
| 2017 | 40 | 801,246 | 8.0% | 20.2% | 15,941 | 6.6% | 23.2% |
| 2018 | 40 | 1,161,801 | 11.6% | 31.8% | 32,056 | 13.3% | 36.5% |
| 2019 | 33 | 1,856,044 | 18.6% | 50.4% | 46,757 | 19.4% | 55.9% |
| 2020 | 33 | 1,325,513 | 13.2% | 63.6% | 30,976 | 12.9% | 68.8% |
| 2021 | 16 | 873,659 | 8.7% | 72.3% | 17,049 | 7.1% | 75.9% |
| 2022 | 11 | 693,583 | 6.9% | 79.2% | 14,857 | 6.2% | 82.1% |
| 2023 | 13 | 544,551 | 5.4% | 84.6% | 12,600 | 5.2% | 87.3% |
| 2024 and thereafter | 24 | 1,521,868 | 15.4% | 100.0% | 30,276 | 12.7% | 100.0% |
| Total | 266 | 10,005,136 | 100.0% | | $ 240,409 | 100.0% | |
| Weighted average remaining lease term (in years) | | 4.8 | | | 4.5 | | |

(1) Excludes one property (one building) classified as discontinued operations.
(2) The year of lease expiration is pursuant to current contract terms. Some of our government tenants have the right to vacate their space before the stated expirations of their leases. In addition, certain of our government tenants have the right to terminate their leases if their respective legislature or other funding authority does not appropriate rent in their respective annual budgets.
(3) Sq. ft. is pursuant to leases existing as of September 30, 2015, and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease, if any. Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.
(4) Annualized rental income is calculated using the annualized contractual base rents from our tenants pursuant to our lease agreements as of September 30, 2015, plus straight line rent adjustments and estimated recurring expense reimbursements to be paid to us, and excludes lease value amortization.

# EXHIBITS



*2020 S. Arlington Heights , Arlington Heights, IL*
*Square Feet: 57,770*
*Tenant: U.S. Occupational Safety & Health Administration*

# CALCULATION OF PROPERTY NET OPERATING INCOME (NOI) AND CASH BASIS NOI[1]

**EXHIBIT A**



(dollars in thousands)

| | For the Three Months Ended | | | | | For the Nine Months Ended | |
|---|---|---|---|---|---|---|---|
| | 9/30/2015 | 6/30/2015 | 3/31/2015 | 12/31/2014 | 9/30/2014 | 9/30/2015 | 9/30/2014 |
| **Calculation of NOI and Cash Basis NOI[2]:** | | | | | | | |
| Rental income [3] | $ 62,092 | $ 62,113 | $ 62,659 | $ 64,625 | $ 64,158 | $ 186,864 | $ 186,406 |
| Operating expenses | (25,210) | (23,865) | (24,191) | (24,077) | (24,039) | (73,266) | (69,663) |
| Property net operating income (NOI) | 36,882 | 38,248 | 38,468 | 40,548 | 40,119 | 113,598 | 116,743 |
| Non-cash straight line rent adjustments included in rental income [3] | (613) | (1,544) | (663) | (1,123) | (1,135) | (2,820) | (3,378) |
| Lease value amortization included in rental income [3] | 298 | 286 | 278 | 238 | 225 | 862 | 630 |
| Non-cash amortization included in other operating expenses [4] | (125) | - | - | - | - | (125) | - |
| Cash Basis NOI | $ 36,442 | $ 36,990 | $ 38,083 | $ 39,663 | $ 39,209 | $ 111,515 | $ 113,995 |
| | | | | | | | |
| **Reconciliation of NOI and Cash Basis NOI to Net Income (Loss):** | | | | | | | |
| Cash Basis NOI | $ 36,442 | $ 36,990 | $ 38,083 | $ 39,663 | $ 39,209 | $ 111,515 | $ 113,995 |
| Non-cash straight line rent adjustments included in rental income | 613 | 1,544 | 663 | 1,123 | 1,135 | 2,820 | 3,378 |
| Lease value amortization included in rental income | (298) | (286) | (278) | (238) | (225) | (862) | (630) |
| Non-cash amortization included in other operating expenses [4] | 125 | - | - | - | - | 125 | - |
| NOI | 36,882 | 38,248 | 38,468 | 40,548 | 40,119 | 113,598 | 116,743 |
| Depreciation and amortization | (17,161) | (17,299) | (17,215) | (17,339) | (17,636) | (51,675) | (49,254) |
| Loss on impairment of real estate | - | - | - | (400) | (1,616) | - | (1,616) |
| Acquisition related costs | (270) | (183) | (6) | (54) | (110) | (459) | (1,290) |
| General and administrative | (3,714) | (3,713) | (4,004) | (4,272) | (4,329) | (11,431) | (11,537) |
| Operating income | 15,737 | 17,053 | 17,243 | 18,483 | 16,428 | 50,033 | 53,046 |
| | | | | | | | |
| Interest and other income | 2 | - | 12 | 1 | 10 | 14 | 68 |
| Interest expense | (9,137) | (9,455) | (9,302) | (9,518) | (8,845) | (27,894) | (18,530) |
| Gain (loss) on early extinguishment of debt | 34 | - | - | (766) | (541) | 34 | (541) |
| Loss on issuance of shares by SIR | (21) | (1,353) | (40,771) | (14) | (39) | (42,145) | (39) |
| Loss on impairment of SIR investment | - | (203,297) | - | - | - | (203,297) | - |
| Income tax benefit (expense) | 13 | (32) | (30) | 13 | (7) | (49) | (130) |
| Equity in earnings (losses) of investees | 10,294 | 6,094 | (316) | 6,032 | 4,910 | 16,072 | 4,931 |
| Income (loss) from continuing operations | 16,922 | (190,990) | (33,164) | 14,231 | 11,916 | (207,232) | 38,805 |
| Income (loss) from discontinued operations | (11) | (173) | (206) | (117) | 706 | (390) | 3,615 |
| Net income (loss) | $ 16,911 | $ (191,163) | $ (33,370) | $ 14,114 | $ 12,622 | $ (207,622) | $ 42,420 |

(1) Please see Exhibit D for a definition of NOI and Cash Basis NOI and reasons why management believes the presentation of these measures provides useful information to investors and any additional purposes for which management uses NOI and Cash Basis NOI.

(2) Excludes properties classified as discontinued operations.

(3) We report rental income on a straight line basis over the terms of the respective leases; as a result, rental income includes non-cash straight line rent adjustments. Rental income also includes expense reimbursements, tax escalations, parking revenues, service income and other fixed and variable charges paid to us by our tenants, as well as the net effect of non-cash amortization of intangible lease assets and liabilities.

(4) We recorded a liability for the amount by which the estimated fair value for accounting purposes exceeded the price we paid for our investment in RMR Inc. shares in June 2015. A portion of this liability is being amortized on a straight line basis over the 20 year life of the property management agreement with RMR LLC as a reduction to property management fees, which are included in other operating expenses.

# CALCULATION OF EBITDA AND ADJUSTED EBITDA[1]

**EXHIBIT B**



(dollars in thousands)

| | For the Three Months Ended | | | | | For the Nine Months Ended | |
|---|---|---|---|---|---|---|---|
| | 9/30/2015 | 6/30/2015 | 3/31/2015 | 12/31/2014 | 9/30/2014 | 9/30/2015 | 9/30/2014 |
| Net income (loss) | $ 16,911 | $ (191,163) | $ (33,370) | $ 14,114 | $ 12,622 | $ (207,622) | $ 42,420 |
| Add: Interest expense | 9,137 | 9,455 | 9,302 | 9,518 | 8,845 | 27,894 | 18,530 |
| Income tax expense | - | 32 | 30 | - | 7 | 62 | 130 |
| Depreciation and amortization | 17,161 | 17,299 | 17,215 | 17,339 | 17,636 | 51,675 | 49,254 |
| Less: Income tax benefit | (13) | - | - | (13) | - | (13) | - |
| EBITDA | 43,196 | (164,377) | (6,823) | 40,958 | 39,110 | (128,004) | 110,334 |
| Add: Acquisition related costs | 270 | 183 | 6 | 54 | 110 | 459 | 1,290 |
| General and administrative expense paid in common shares[2] | 227 | 466 | 507 | 461 | 712 | 1,200 | 1,720 |
| Loss on impairment of real estate | - | - | - | 400 | 1,616 | - | 1,616 |
| Loss on early extinguishment of debt | - | - | - | 766 | 541 | - | 541 |
| Loss on issuance of shares by SIR | 21 | 1,353 | 40,771 | 14 | 39 | 42,145 | 39 |
| Loss on impairment of SIR investment | - | 203,297 | - | - | - | 203,297 | - |
| Dividends received from SIR | 12,459 | 8,582 | 13,530 | 10,320 | 10,320 | 34,571 | 10,320 |
| Equity in loss of SIR | - | - | 388 | - | - | 388 | - |
| Less: Increase in carrying value of asset held for sale | - | - | - | - | - | - | (2,344) |
| Gain on early extinguishment of debt | (34) | - | - | - | - | (34) | - |
| Equity in earnings of SIR | (10,318) | (6,072) | - | (6,004) | (4,872) | (16,390) | (4,872) |
| Net gain on sale of properties from discontinued operations | - | - | - | - | (774) | - | (774) |
| Adjusted EBITDA | $ 45,821 | $ 43,432 | $ 48,379 | $ 46,969 | $ 46,802 | $ 137,632 | $ 117,870 |

(1) Please see Exhibit D for a definition of EBITDA and Adjusted EBITDA and reasons why management believes the presentation of these measures provides useful information to investors. Adjustments were made to certain prior period amounts to conform to the current period Adjusted EBITDA calculation.

(2) Amounts represent the portion of business management fees that were payable in our common shares as well as equity based compensation for our trustees, officers and certain other employees of RMR LLC. Beginning June 1, 2015, all business management fees are paid in cash.

# CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO[1]     EXHIBIT C



(amounts in thousands, except per share data)

|  | For the Three Months Ended | | | | | For the Nine Months Ended | |
| --- | --- | --- | --- | --- | --- | --- | --- |
|  | 9/30/2015 | 6/30/2015 | 3/31/2015 | 12/31/2014 | 9/30/2014 | 9/30/2015 | 9/30/2014 |
| Net income (loss) | $ 16,911 | $ (191,163) | $ (33,370) | $ 14,114 | $ 12,622 | $ (207,622) | $ 42,420 |
| Add: Depreciation and amortization | 17,161 | 17,299 | 17,215 | 17,339 | 17,636 | 51,675 | 49,254 |
| Loss on impairment of real estate | - | - | - | 400 | 1,616 | - | 1,616 |
| FFO attributable to SIR investment | 17,780 | 17,287 | 8,894 | 13,447 | 11,230 | 43,961 | 11,230 |
| Equity in loss of SIR | - | - | 388 | - | - | 388 | - |
| Less: Equity in earnings of SIR | (10,318) | (6,072) | - | (6,004) | (4,872) | (16,390) | (4,872) |
| Increase in carrying value of asset held for sale | - | - | - | - | - | - | (2,344) |
| Net gain on sale of properties from discontinued operations | - | - | - | - | (774) | - | (774) |
| FFO | 41,534 | (162,649) | (6,873) | 39,296 | 37,458 | (127,988) | 96,530 |
| Add: Acquisition related costs | 270 | 183 | 6 | 54 | 110 | 459 | 1,290 |
| Loss on early extinguishment of debt | - | - | - | 766 | 541 | - | 541 |
| Loss on issuance of shares by SIR | 21 | 1,353 | 40,771 | 14 | 39 | 42,145 | 39 |
| Loss on impairment of SIR investment | - | 203,297 | - | - | - | 203,297 | - |
| Normalized FFO attributable to SIR investment | 17,892 | 17,506 | 15,779 | 14,024 | 12,874 | 51,177 | 12,874 |
| Less: FFO attributable to SIR investment | (17,780) | (17,287) | (8,894) | (13,447) | (11,230) | (43,961) | (11,230) |
| Gain on early extinguishment of debt | (34) | - | - | - | - | (34) | - |
| Normalized FFO | $ 41,903 | $ 42,403 | $ 40,789 | $ 40,707 | $ 39,792 | $ 125,095 | $ 100,044 |
| | | | | | | | |
| Weighted average common shares outstanding (basic) | 71,004 | 70,485 | 70,266 | 70,254 | 65,481 | 70,589 | 58,300 |
| Weighted average common shares outstanding (diluted) | 71,021 | 70,485 | 70,266 | 70,343 | 65,568 | 70,589 | 58,385 |
| | | | | | | | |
| Per common share amounts: | | | | | | | |
| Net income (loss) per common share (basic and diluted) | $ 0.24 | $ (2.71) | $ (0.47) | $ 0.20 | $ 0.19 | $ (2.94) | $ 0.73 |
| FFO per common share (basic) | $ 0.58 | $ (2.31) | $ (0.10) | $ 0.56 | $ 0.57 | $ (1.81) | $ 1.66 |
| FFO per common share (diluted) | $ 0.58 | $ (2.31) | $ (0.10) | $ 0.56 | $ 0.57 | $ (1.81) | $ 1.65 |
| Normalized FFO per common share (basic) | $ 0.59 | $ 0.60 | $ 0.58 | $ 0.58 | $ 0.61 | $ 1.77 | $ 1.72 |
| Normalized FFO per common share (diluted) | $ 0.59 | $ 0.60 | $ 0.58 | $ 0.58 | $ 0.61 | $ 1.77 | $ 1.71 |

(1)   Please see Exhibit D for a definition of FFO and Normalized FFO and reasons why management believes the presentation of these measures provides useful information to investors and any additional purposes for which management uses FFO and Normalized FFO.

# NON-GAAP FINANCIAL MEASURES DEFINITIONS

**EXHIBIT D**



## Definition of NOI and Cash Basis NOI

The calculations of NOI and Cash Basis NOI exclude certain components of net income (loss) in order to provide results that are more closely related to our property level results of operations. We calculate NOI on a GAAP and cash basis as shown in Exhibit A. We define NOI as income from our rental of real estate less our property operating expenses. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions. We define Cash Basis NOI as NOI excluding non-cash straight line rent adjustments and lease value amortization, and non-cash amortization included in other operating expenses. We consider NOI and Cash Basis NOI to be appropriate supplemental measures to net income (loss) because they may help both investors and management to understand the operations of our properties. We use NOI and Cash Basis NOI to evaluate individual and company wide property level performance, and we believe that NOI and Cash Basis NOI provide useful information to investors regarding our results of operations because they reflect only those income and expense items that are generated and incurred at the property level and may facilitate comparisons of our operating performance between periods and with other REITs. NOI and Cash Basis NOI do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income (loss), operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income (loss), operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI and Cash Basis NOI differently than we do.

## Definition of EBITDA and Adjusted EBITDA

We calculate EBITDA and Adjusted EBITDA as shown in Exhibit B. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income (loss), operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, carrying value adjustments of real estate assets held for sale, any gain or loss on sale of properties, loss on impairment and equity in earnings of our SIR investment, and any gains or loss on issuance of shares by SIR, and including dividends received from our equity investment in SIR, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered alternatives to net income (loss), operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income (loss), operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.

## Definition of FFO and Normalized FFO

We calculate FFO and Normalized FFO as shown in Exhibit C. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income (loss), calculated in accordance with GAAP, plus real estate depreciation and amortization and the difference between FFO attributable to an equity investment and equity in earnings (losses) of an equity investee but excluding impairment charges on real estate assets, carrying value adjustments of real estate assets held for sale, any gain or loss on sale of properties, as well as certain other adjustments currently not applicable to us. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we include the difference between FFO and Normalized FFO attributable to our equity investment in SIR, we include estimated business management incentive fees, if any, only in the fourth quarter versus the quarter when they are recognized as expense in accordance with GAAP and we exclude acquisition related costs, gains or losses on early extinguishment of debt, loss on impairment of SIR investment and losses on issuance of shares by SIR. We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net income (loss), operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods and with other REITs. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our credit facility and term loan agreement and public debt covenants, the availability of debt and equity capital, our expectation of our future capital requirements and operating performance, our receipt of distributions from SIR and our expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income (loss), operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income (loss), operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.



# PROPERTY DETAIL(1)
## (sorted by location)

**EXHIBIT E**

As of September 30, 2015
(dollars in thousands)

| | Property Location | | No. of Buildings | Primary Tenant Type | Rentable Sq. Ft. | % Leased | Annualized Rental Income[2] | Undepreciated Carrying Value | Depreciated Carrying Value | Date Acquired[3] | Weighted Average Year Built or Substantially Renovated[4] |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 1 | 131 Clayton Street | Montgomery, AL | 1 | Federal | 57,815 | 100.0% | $ 1,431 | $ 10,020 | $ 9,054 | 6/22/2011 | 2007 |
| 2 | 4344 Carmichael Road | Montgomery, AL | 1 | Federal | 49,370 | 100.0% | 1,508 | 13,035 | 12,525 | 12/17/2013 | 2009 |
| 3 | 15451 North 28th Avenue | Phoenix, AZ | 1 | State | 66,743 | 100.0% | 1,349 | 9,356 | 9,155 | 9/10/2014 | 2013 |
| 4 | 711 14th Avenue | Safford, AZ | 1 | Federal | 36,139 | 94.4% | 925 | 12,274 | 10,729 | 6/16/2010 | 1992 |
| 5 | 5045 East Butler Street | Fresno, CA | 1 | Federal | 531,976 | 100.0% | 8,384 | 68,402 | 48,346 | 8/29/2002 | 1971 |
| 6 | 10949 N. Mather Boulevard | Rancho Cordova, CA | 1 | State | 93,807 | 100.0% | 2,609 | 17,485 | 16,674 | 10/30/2013 | 2012 |
| 7 | 9800 Goethe Road | Sacramento, CA | 1 | State | 110,500 | 100.0% | 2,102 | 15,304 | 13,141 | 12/23/2009 | 1993 |
| 8 | 9815 Goethe Road | Sacramento, CA | 1 | State | 87,863 | 100.0% | 1,953 | 12,438 | 11,353 | 9/14/2011 | 1992 |
| 9 | Capitol Place | Sacramento, CA | 1 | State | 163,840 | 96.0% | 4,564 | 42,219 | 36,565 | 12/17/2009 | 1988 |
| 10 | 4181 Ruffin Road | San Diego, CA | 1 | Federal | 141,634 | 83.0% | 2,972 | 19,536 | 17,497 | 7/16/2010 | 1981 |
| 11 | 4560 Viewridge Road | San Diego, CA | 1 | Federal | 147,955 | 100.0% | 3,234 | 23,497 | 14,470 | 3/31/1997 | 1996 |
| 12 | Sky Park Centre | San Diego, CA | 1 | Federal | 43,918 | 70.7% | 834 | 6,779 | 4,941 | 6/24/2002 | 1986 |
| 13 | Turning Basin Business Park | Stockton, CA | 1 | Federal | 22,012 | 100.0% | 972 | 6,033 | 5,600 | 7/20/2012 | 2012 |
| 14 | 16194 West 45th Street | Golden, CO | 1 | Federal | 43,232 | 100.0% | 1,552 | 7,102 | 4,225 | 3/31/1997 | 1997 |
| 15 | 12795 West Alameda Parkway | Lakewood, CO | 1 | Federal | 166,745 | 100.0% | 4,553 | 27,462 | 23,944 | 1/15/2010 | 1988 |
| 16 | Corporate Center | Lakewood, CO | 3 | Federal | 212,996 | 100.0% | 4,582 | 34,273 | 24,747 | 10/11/2002 | 1996 |
| 17 | 20 Massachusetts Avenue | Washington, DC | 1 | Federal | 340,119 | 100.0% | 17,426 | 84,445 | 55,409 | 3/31/1997 | 1996 |
| 18 | 625 Indiana Avenue | Washington, DC | 1 | Federal | 159,695 | 95.1% | 7,324 | 56,312 | 52,412 | 8/17/2010 | 1989 |
| 19 | 7850 Southwest 6th Court | Plantation, FL | 1 | Federal | 135,819 | 100.0% | 4,829 | 35,775 | 32,357 | 5/12/2011 | 1999 |
| 20 | 8900 Grand Oak Circle | Tampa, FL | 1 | Federal | 67,916 | 100.0% | 1,870 | 13,040 | 11,553 | 10/15/2010 | 2008 |
| 21 | 181 Spring Street NW | Atlanta, GA | 1 | Federal | 90,688 | 100.0% | 3,677 | 24,064 | 22,480 | 7/25/2012 | 2007 |
| 22 | Corporate Square | Atlanta, GA | 5 | Federal | 352,876 | 81.6% | 6,049 | 38,531 | 29,535 | 7/16/2004 | 1967 |
| 23 | Executive Park | Atlanta, GA | 1 | Non-Govt | 125,788 | 100.0% | 1,619 | 17,220 | 13,553 | 7/16/2004 | 1972 |
| 24 | One Georgia Center | Atlanta, GA | 1 | State | 375,952 | 90.4% | 6,535 | 38,335 | 35,496 | 9/30/2011 | 2008 |
| 25 | 4712 Southpark Boulevard | Ellenwood, GA | 1 | Federal | 352,064 | 100.0% | 3,137 | 21,025 | 19,470 | 7/25/2012 | 2005 |
| 26 | 220 E. Bryan Street | Savannah, GA | 1 | Vacant | 35,228 | 0.0% | - | 3,346 | 3,072 | 7/16/2010 | 1990 |
| 27 | South Vinnell Way | Boise, ID | 3 | Federal | 180,952 | 100.0% | 4,298 | 32,760 | 30,482 | 9/11/2012 | 1997 |
| 28 | 2020 S. Arlington Heights | Arlington Heights, IL | 1 | Federal | 57,770 | 100.0% | 2,078 | 15,500 | 13,426 | 12/29/2009 | 1988 |
| 29 | Intech Park | Indianapolis, IN | 3 | Federal | 433,924 | 85.8% | 9,389 | 75,304 | 68,125 | 10/14/2011 | 2003 |
| 30 | 400 State Street | Kansas City, KS | 1 | Federal | 170,817 | 90.8% | 2,557 | 13,071 | 11,477 | 6/16/2010 | 1971 |
| 31 | 7125 Industrial Road | Florence, KY | 1 | Federal | 167,939 | 100.0% | 2,542 | 13,431 | 12,624 | 12/31/2012 | 2002 |
| 32 | 251 Causeway Street | Boston, MA | 1 | State | 132,876 | 100.0% | 4,012 | 23,261 | 21,001 | 8/17/2010 | 1988 |
| 33 | 75 Pleasant Street | Malden, MA | 1 | State | 125,521 | 100.0% | 4,964 | 32,254 | 28,089 | 5/24/2010 | 2008 |
| 34 | 25 Newport Avenue | Quincy, MA | 1 | State | 92,549 | 100.0% | 2,324 | 12,293 | 11,183 | 2/16/2011 | 2009 |
| 35 | One Montvale Avenue | Stoneham, MA | 1 | Federal | 97,777 | 94.1% | 2,345 | 13,617 | 12,106 | 6/16/2010 | 1987 |
| 36 | 4201 Patterson Avenue | Baltimore, MD | 1 | State | 84,674 | 100.0% | 1,277 | 12,309 | 8,683 | 10/15/1998 | 1989 |
| 37 | 2115 East Jefferson Street | Rockville, MD | 1 | Federal | 128,645 | 100.0% | 3,086 | 14,631 | 14,050 | 8/27/2013 | 2003 |
| 38 | 20400 Century Boulevard | Germantown, MD | 1 | Federal | 80,550 | 100.0% | 1,732 | 12,672 | 7,971 | 3/31/1997 | 1995 |
| 39 | 3300 75th Avenue | Landover, MD | 1 | Federal | 266,000 | 100.0% | 5,291 | 40,963 | 35,835 | 2/26/2010 | 2004 |
| 40 | 1401 Rockville Pike | Rockville, MD | 1 | Non-Govt | 190,044 | 28.4% | 1,657 | 37,987 | 24,160 | 2/2/1998 | 1986 |

See notes on page 34.

# PROPERTY DETAIL[1]
(sorted by location)

**EXHIBIT E**



As of September 30, 2015
(dollars in thousands)

| | Property Location | | No. of Buildings | Primary Tenant Type | Rentable Sq. Ft. | % Leased | Annualized Rental Income[2] | Undepreciated Carrying Value | Depreciated Carrying Value | Date Acquired[3] | Weighted Average Year Built or Substantially Renovated[4] |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 41 | Rutherford Business Park | Windsor Mill, MD | 1 | Federal | 80,398 | 100.0% | $ 1,868 | $ 11,825 | $ 11,100 | 11/16/2012 | 2011 |
| 42 | Meadows Business Park | Woodlawn, MD | 2 | Federal | 182,561 | 73.6% | 2,916 | 25,492 | 22,967 | 2/15/2011 | 1996 |
| 43 | 11411 E. Jefferson Avenue | Detroit, MI | 1 | Federal | 55,966 | 100.0% | 2,718 | 18,632 | 16,194 | 4/23/2010 | 2009 |
| 44 | 330 South Second Avenue | Minneapolis, MN | 1 | Non-Govt | 193,556 | 75.9% | 2,731 | 30,600 | 27,478 | 7/16/2010 | 2013 |
| 45 | Rosedale Corporate Plaza | Roseville, MN | 1 | State | 61,426 | 100.0% | 1,126 | 8,142 | 5,551 | 12/1/1999 | 1987 |
| 46 | 1300 Summit Street | Kansas City, MO | 1 | Federal | 86,739 | 100.0% | 2,068 | 15,084 | 14,169 | 9/27/2012 | 1998 |
| 47 | 4241-4300 NE 34th Street | Kansas City, MO | 1 | Federal | 98,073 | 100.0% | 2,082 | 10,471 | 6,930 | 3/31/1997 | 1995 |
| 48 | 1220 Echelon Parkway | Jackson, MS | 1 | Federal | 109,819 | 100.0% | 3,776 | 25,946 | 23,926 | 7/25/2012 | 2009 |
| 49 | 10-12 Celina Avenue | Nashua, NH | 1 | Federal | 321,800 | 100.0% | 2,306 | 17,338 | 15,162 | 8/31/2009 | 1997 |
| 50 | 50 West State Street | Trenton, NJ | 1 | State | 266,995 | 85.8% | 6,437 | 44,550 | 39,904 | 12/30/2010 | 1989 |
| 51 | 435 Montano Boulevard | Albuquerque, NM | 1 | Vacant | 29,045 | 0.0% | - | 2,418 | 2,201 | 7/16/2010 | 1986 |
| 52 | 138 Delaware Avenue | Buffalo, NY | 1 | Federal | 121,711 | 100.0% | 2,907 | 28,284 | 18,919 | 3/31/1997 | 2013 |
| 53 | Airline Corporate Center | Colonie, NY | 1 | State | 64,000 | 100.0% | 1,095 | 7,190 | 6,670 | 6/22/2012 | 2004 |
| 54 | 5000 Corporate Court | Holtsville, NY | 1 | Federal | 264,482 | 84.9% | 5,885 | 25,913 | 24,001 | 8/31/2011 | 2000 |
| 55 | 305 East 46th Street | New York, NY | 1 | United Nations | 187,060 | 100.0% | 11,031 | 105,258 | 97,993 | 5/27/2011 | 2008 |
| 56 | 4600 25th Avenue | Salem, OR | 1 | State | 233,358 | 97.8% | 5,081 | 28,445 | 26,181 | 12/20/2011 | 2007 |
| 57 | Synergy Business Park | Columbia, SC | 3 | State | 180,703 | 89.0% | 2,060 | 15,916 | 13,540 | 5/10/2006;9/17/2010 | 1984 |
| 58 | One Memphis Place | Memphis, TN | 1 | Federal | 204,694 | 75.7% | 3,072 | 8,571 | 7,709 | 9/17/2010 | 1985 |
| 59 | 701 Clay Road | Waco, TX | 1 | Federal | 137,782 | 100.0% | 2,195 | 12,894 | 8,596 | 12/23/1997 | 1997 |
| 60 | Enterchange at Meadowville | Chester, VA | 1 | Federal | 228,108 | 100.0% | 1,519 | 11,307 | 10,802 | 8/28/2013 | 2011 |
| 61 | 3920 Pender Drive | Fairfax, VA | 1 | Federal | 83,130 | 100.0% | 2,440 | 15,815 | 15,333 | 3/21/2014 | 2011 |
| 62 | Pender Business Park | Fairfax, VA | 4 | State | 171,061 | 99.5% | 4,227 | 24,096 | 23,057 | 11/4/2013 | 2000 |
| 63 | 1759 & 1760 Business Center Drive | Reston, VA | 2 | Federal | 406,388 | 100.0% | 12,220 | 88,096 | 85,473 | 5/28/2014 | 1996 |
| 64 | 9960 Mayland Drive | Richmond, VA | 1 | State | 173,932 | 94.4% | 3,327 | 19,007 | 18,476 | 5/20/2014 | 1994 |
| 65 | Aquia Commerce Center | Stafford, VA | 2 | Federal | 64,488 | 100.0% | 1,643 | 9,717 | 8,902 | 6/22/2011 | 1998 |
| 66 | 65 Bowdoin Street | S. Burlington, VT | 1 | Federal | 26,609 | 100.0% | 1,108 | 9,236 | 8,067 | 4/9/2010 | 2009 |
| 67 | 840 North Broadway | Everett, WA | 2 | State | 111,908 | 100.0% | 2,664 | 19,688 | 18,430 | 6/28/2012 | 1988 |
| 68 | Stevens Center | Richland, WA | 2 | Federal | 140,152 | 100.0% | 2,810 | 21,774 | 13,706 | 3/31/1997 | 1995 |
| 69 | 11050 West Liberty Drive | Milwaukee, WI | 1 | Federal | 29,297 | 100.0% | 1,022 | 5,616 | 5,089 | 6/9/2011 | 2006 |
| 70 | 2029 Stonewall Jackson Drive | Falling Waters, WV | 1 | Federal | 40,348 | 100.0% | 776 | 5,062 | 3,188 | 3/31/1997 | 1993 |
| 71 | 5353 Yellowstone Road | Cheyenne, WY | 1 | Federal | 122,647 | 100.0% | 1,758 | 10,655 | 6,710 | 3/31/1997 | 1995 |
| | | | 91 | | 10,700,964 | 93.5% | $ 240,409 | $ 1,690,397 | $ 1,443,931 | | 1995 |

(1) Excludes one property (one building) classified as discontinued operations.

(2) Annualized rental income is calculated using annualized contractual base rents from our tenants pursuant to our lease agreements as of September 30, 2015, plus straight line rent adjustments and estimated recurring expense reimbursements to be paid to us, and excluding lease value amortization.

(3) Date acquired is the date we acquired the property or the date our former parent entity acquired the property for those properties that our former parent entity contributed to us in June 2009 as part of our initial public offering.

(4) Weighted based on square feet.